UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


Presença

Bradesco

OPEN DAY

SÃO PAULO 2010

Bradesco
OPEN DAY
SÃO PAULO 2011

CRM

Candido Leonelli

Bradesco

Customer Base

Bradesco
OPEN DAY
SÃO PAULO 2011

Customer Base

Opportunities

57.1 Millions
Customers

- Account Holders
- Saving Account Holders
- Credit Cards
- Private Label + IBI
- Bradesco Insurance
- BF + BP
- INSS Policyholders
- Companies Partners
- Consortium

Bradesco
OPEN DAY
SÃO PAULO 2011

Bradesco's CRM

Bradesco's CRM

Activities

Analytical CRM	Operational CRM	Campaigns
Competitive intelligence	Performance measurements	Loyalty program

Bradesco OPEN DAY SÃO PAULO 2011

Analytical CRM

Characteristics


External Sources
Visions
Analytical Functions
Models
Campaigns
Data Mart's
DW
FSLDM data model
Transactional Systems

- **Data Warehouse** with Customers information and their Relationships
- **Isolated** processing from operational "world"
- Financial and Insurance Industry **Data Model** in the 3rd normal form
- Source for **Business Intelligence** and **Data Mining** tools
- Basis for selecting **target** for Campaigns

Analytical CRM

FSLDM - Financial Service Logical Data Model


Party Asset
Party
Agreement
Finance
Event
Product
Internal Organization
Channel
Location
Campaign

Analytical CRM

Customer Knowledge Models

- **Cluster –** Customers Profile using the Bank
- **Churn –** Customer Defect Likelihood
- **Next Best Product -** Odds to Buy a Product
- **Potential Profitability**
- **Life Time Value**

Bradesco
OPEN DAY
SÃO PAULO 2011

Bradesco's CRM

Activities

Analytical CRM	**Operational CRM**	Campaigns
Competitive intelligence	Performance measurements	Loyalty program

Operational CRM

Characteristics


Data Warehouse
Party Information
Financial Information
External Information
BI / IC / Inclination Models / Campaigns
Customer Analysis
Campaigns
Sales Force Automation
Customer Relationship Tools
Feedback Management
Bradesco Dia & Noite
Branch
Bradesco Expresso
Electronic Telebank
Personalized Telebank
Internet
Mobile
ATMs

- **Assertive** products offer through distribution channels
- Campaign **Management**
- Manager's **Commercial Schedule** (what, when and how)
- **Customer Portfolio** Management
- **Customer Record**, and
- Distribution channels **Integration**

Operational CRM

Sales Force Automation - Branch


NOME_AGENCIA
NOME_GERENTE
ESTADO_CIVIL
SEXO
ANIVERSARIANTE DO DIA?
GRAU_RESTRICAO
FX_TEMPO_CONTA
FX_IDADE_CLIENTE_ANOS
FX_RENDA
FX_VLR_TOMADO
FX_VLR_APLICADO
FX_VLR_RENTABILIDADE
FX_PROB_ABANDONO
CHANCE DO CRÉDITO APROVAR
1ª OFERTA
CONSULTA RÁPIDA DE CLIENTE
Digite o Nº da Conta AQUI !!
AJUSTA TELA
LIMPA FILTROS
IMPRIME TELA
OPORTUNIDADES DE NEGÓCIOS
GESTÃO DE ENCARTEIRAMENTO
COMPORTAMENTO_PRINCIPAL
DpRC - Departamento para Relacionamento com Clientes
Dados
JOVEM | SENIOR | APLICADOR | TOMADOR | POTENCIAL | Total geral
QTDE CLIENTES | 2,723 | 1,143 | 1,471 | 2,657 | 1,742 | 9,736
IDADE MÉDIA | 34 | 59 | 48 | 42 | 50 | 44
TEMPO DE RELACIONAMENTO | 8 | 20 | 16 | 12 | 13 | 12
RENDA MÉDIA | R$ 2.356 | R$ 2.295 | R$ 4.301 | R$ 3.516 | R$ 3.676 | R$ 3.195
RENTABILIDADE MÉDIA | -R$ 4 | R$ 77 | R$ 226 | R$ 224 | -R$ 2 | R$ 103
APLICADO MÉDIO | R$ 3.663 | R$ 28.428 | R$ 69.321 | R$ 1.099 | R$ 3.052 | R$ 15.652
VALOR TOMADO MÉDIO | R$ 1.382 | R$ 317 | R$ 2.447 | R$ 9.016 | R$ 1.800 | R$ 3.576
Fonte dados: junho/2009 - Fonte RENC: maio/2009
JOVEM
SENIOR
APLICADOR
TOMADOR
POTENCIAL
TOTAL GERAL
CLIQUE NOS BOTÕES ACIMA E VEJA A LISTA DE CLIENTES
CLIQUE AQUI
POBJ 2009
Dúvidas, críticas, sugestões: fagc@bradesco.com.br

Operational CRM

Sales Force Automation - Customer Record


FICHA DO CLIENTE
AGÊNCIA: 1111
CONTA: 2222222
CPF:
RATING:
NOME: MARIA FULLIRA
TEL: (11) 2345-6789
GRAU RESTRIÇÃO
COMPORTAMENTO PRINCIPAL POTENCIAL
COMPORTAMENTO TENDÊNCIA APLICADOR
GERENTE:
TEMPO DE CONTA ACIMA DE 5 ANOS
IDADE CLIENTE 52
RENDA:
PROB. ABANDONO: BAIXO
RENC ATUAL:
RENC MÉDIO:
RESP ATUAL:
RESP MÉDIO:
INVESTIMENTO ATUAL
INVESTIMENTO MÉDIO
Bradesco
18/09/2009
11:12
OFERTAS
POSSE DE PRODUTO
SIMULADOR CRÉDITO
MURAL
Crédito
Posse
Valor
CARTÃO? Visa/Master/Amex SIM
CHEP? SIM
CRED. PESS? SIM
CDC/LEASING? NAO
CRED IMOB? NAO
Investimento
Posse
Valor
POUPANÇA? SIM
CDB? NAO
FUNDOS? NAO
PREVIDÊNCIA? SIM
Outros Produtos
Posse
Valor
SEG. VIDA? NAO
SEG. AUTO? NAO
SEG. RE? NAO
CAPITALIZAÇÃO? SIM
CONSÓRCIO? NAO
RELATÓRIO / CONCLUSÕES - MUDAR DE LINHA: Ctrl + Enter
<<
Limpar
>>
FICHA: 1 DE 16

Operational CRM

GEO-Marketing & Branch Surroundings


PCME - PLATAFORMA CONQUISTA DE MERCADO - Microsoft Internet Explorer fornecido por Bradesco Dptos
Arquivo Editar Exibir Favoritos Ferramentas Ajuda
Bradesco
Quarta-feira, 23 de Setembro de 2009
Opções Página Inicial Fale Conosco Sair Ajuda
Mapa Sinopse Estatística Retorno de visita
Área de Influência da Agência 54 - BRAS-URB.SP
Bradesco
Funções
mercado
não correntistas
volta
Empresas (legenda)
Não Correntistas
Em Visitas
Conquistas
Aguardando Momento
Resistentes
Espontâneos

Bradesco's CRM

Activities

Analytical CRM	Operational CRM	**Campaigns**
Competitive intelligence	Performance measurements	Loyalty program

Campaigns

Event Based Marketing

- Customer Interactions as "trigger" for **instant Offerings**
- **Countless Offerings** without losing **"one-to-one"** focus
- Customers better knowledge, generates **greater assertiveness**
- **Integration** in every Customer **Assistance Channel**

Management and Process


OPPORTUNITIES
A
B
C
D
E
F
CAMPAIGN MANAGEMENT
1 – SIMULATION
TOOL
4 - SEND
5 - RETURN
2 - PLAN
COMMISSION
NO
END
APPROVED
YES
CRM DEPARTMENT
3 - CREATION
Sales Force Automation
Call Center
Email
Web
Branch
ATM
Direct Mail
Multi Step
Recurring
Single Step
Single Step
Single Step

Campaigns

Channels Interaction Sales







3.9 million Products in 2010
1st Quarter

Credits 3.1 MM
Card Sales 0.2 MM
Insurance Sales 0.2 MM
Investiments 0.1 MM
Services 0.4 MM

Campaigns

Personalized ATM Offer (22.9 millions users)



For a previously selected Customer

Personalized Offers

Sales conclusion at the ATM

Message on the screen and in the receipt

Campaigns

Personalized ATM Offer (22.9 millions users)

SALES


Limite de Crédito Pessoal.
Você tem e já está aprovado!
Deseja utilizar agora?
Não
Sim
Para cancelar


Cheque Especial
+
Limite de Crédito Pessoal
=
Crédito Global Bradesco
Deseja solicitar agora?
Não
Sim
Para cancelar


O seu Cartão de Conta-Corrente também pode ser utilizado como Cartão de Crédito.
Deseja liberar a função crédito agora?
Não
Sim
Para cancelar


DDA Bradesco.
Todos os seus boletos de cobrança em um só lugar, para pagar onde você estiver.
BOLETO
Deseja cadastrar-se agora?
Não
Sim
Para cancelar

MESSAGES


Fone Fácil Bradesco
Deseja imprimir os números do Fone Fácil?
Não
Sim
Para cancelar


80 meses
Financie seu veículo em até 80 meses com taxa especial.
Fale com seu Gerente.
Para continuar

Campaigns

ATM / PDA System Sales





ATM

Customers: Transactions

PDA

Receives the leads and offers

Main Transactions: Savings Bonds, New Cards Activation, Super Protect Sales, Life Insurance and Pension Plans.

Personalized Bank Phone Offer (3.2 millions users)

Business Opportunity


NU PRINCIPAL - TELEBANCO - v. 16/04/2010
Ag.: 3700 1 Conta Corrente: 0004841 0 Tipo: 11 SEGURANÇA Atual.
Reg. Atu:
Tit.: ANGELA CRISTINE DE AZEVEDO
Cer:
CPF:
Dt.Nasc.: 28/11/1972 Sexo: F
Idade: 37
Acesso com disp. VALIDADO
Courier
Extratos
Pagamentos
Transferências
Aplicações
Empréstimos
Telefones
Agenda
Cartão Créd.
Cancelamento
Serviços
Informações
Back Office
Telefonia
Disponível(A) Bloqueado Investimentos Limite de Crédito Liberação Vínculo
CONTA CORRENTE LIBERADA - CONTA POUPANÇA LIBERADA
CONTA CORRENTE 74,71+
TOTAL DISPONIVEL (A) 74,71+
SALDO DISPONIVEL P/ INVESTIMENTO 74,71+
SALDO TOTAL (A + B) 86,14+
Clientes Comentários Produtos Histórico Posição Crédito Dados Cadastrai
Alerta
2/2-96055 15/04/2010 12:44
Frases prontas
Teste. Italo
Habilitar
Tipo Variável
Data de Validade
Alerta
Entrada
Excluídos
Alerta
Mensagem

Campaigns

Personalized Internet Offer (2.5 millions users)


Bradesco
Desbloqueie já o seu Cartão de Crédito e ganhe até 3 mil pontos no Programa de Fidelidade Cartões Bradesco.
Os pontos podem ser trocados por passagens aéreas online, produtos e muito mais!
Para se cadastrar, ligue no Fone Fácil Bradesco
Programa de Fidelidade
Cartões Bradesco
Financiamento de Veículos Bradesco.
80 meses
Taxa Especial. Fale com seu Gerente.
Prime
Você já tem um valor pré-aprovado para comprar o seu novo carro.

Campaigns

Personalized e-mail Offer


Quer trocar de carro?
No Bradesco, Cliente Preferencial
já tem um valor pré-aprovado*.
80 meses
Para o Bradesco, é fundamental valorizar relacionamentos especiais.
Por isso, você que é Cliente Preferencial já tem um Crédito Pré-Aprovado* com condições especiais de taxas e ainda pode financiar em até 80 meses!
Além disso, o Bradesco tem mais um diferencial: a cada veículo financiado, mudas de árvores são doadas para ajudar no reflorestamento da Mata Atlântica.
Fale hoje mesmo com seu Gerente Bradesco ou, se preferir, ligue 0800 CRÉDITO (0800 2733486) o tira dúvidas do Crédito.
Conte com a presença do Bradesco para transformar seus projetos em realidade.
Pensou Crédito, pensou Bradesco.
Aurélio Guido Pagani
Diretor
Bradesco


IR
Imposto de Renda: melhor que dinheiro na mão é dinheiro antes do prazo.
Já começou a contar o prazo para a entrega da Declaração de Imposto de Renda, ano base 2009. Este é um excelente momento para lembrá-lo da possibilidade de transformar compromisso em oportunidade e de um jeito bem simples.
Quando for entregar sua Declaração, não esqueça de indicar o Banco Bradesco – Banco 237 como Domicílio Bancário.
É o ponto de partida para ter acesso a uma solução de Crédito Especial para antecipar o valor da sua restituição.
Pensou Crédito, pensou Bradesco.
Crédito sujeito a aprovação.
Aurélio Guido Pagani
Diretor
Bradesco

Bradesco's CRM

Activities

Analytical CRM	Operational CRM	Campaigns
Competitive intelligence	Performance measurements	Loyalty program

Competitive Intelligence

Characteristics

Market Information

- Sector and macroeconomic analyses;
- Regulations that generate opportunities and threats;
- Scenario analysis.

Competitors Information

- Bank Market positioning and competitors;
- Competitors' strategy;
- Geo-mapping.

Market Analysis

- Offers Assessment in terms of:
- Products and Services;
- Marketing;
- Pricing;
- Image Positioning.

Bradesco's CRM

Activities

Analytical CRM

Operational CRM

Campaigns

Competitive intelligence

Performance measurements

Loyalty program

Performance Measurements

Characteristics

- **BSC - Balanced Scorecard** Methodology;
- **Different Models and Strategies** according to each Business Unit and Customer Segment;
- Applied to the **several different hierarchical levels** involving Customer Relationship;
- **Synergy** between Customer Segments in order to increase **Business Opportunities.**

Performance Measurements

Balanced Scorecard & CRM


Financial Results
Increased Revenues and Profit
Result Continuity / Quality and ROE
INDICATORS THAT GIVE SUPPORT TO RESULTS
Customers
Sales on Current Base
Product Penetration
Sales Volumes
Growth in Customer Base
New Customers
Bradesco Customers who are not account holders
Businesses & Processes
Customer Assistance Models
Products per Customer
Average Profitability
Prospecting Processes
Customers obtained by manager
Customers obtained by direct marketing
Quality & Learning
Use of CRM
Campaigns ROI
Assertiveness Index
Assistance, Services and Deliveries
Complain Index
Procon¹ and BACEN²

[1] **PROCON** = Consumer Protection Office

[2] **BACEN** = Brazilian Central Bank

Bradesco's CRM

Activities

Analytical CRM

Operational CRM

Campaigns

Competitive intelligence

Performance measurements

Loyalty program

Loyalty Program

Characteristics

- **Acknowledgement** of Customer Relationship
- Opportunities Alignment for **Cross Selling between Business Units**
- **Share of Wallet** View
- Profitability growth linked to **Win x Win** perception


Presença
Bradesco
OPEN DAY
SÃO PAULO 2010